                                     Filed by eGain Communications Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                            and deemed file and pursuant to Rule 14a-12 of the
                                               Securities Exchange Act of 1934

                             Subject Company: eGain Communications Corporation
                                                 Commission File No. 000-30260

                                                           FOR IMMEDIATE RELEASE




      eGAIN TO ACQUIRE INFERENCE CORP. TO EXPAND TECHNOLOGY LEADERSHIP AND
         DISTRIBUTION IN GLOBAL CUSTOMER RELATIONSHIP MANAGEMENT MARKET

  Acquisition Builds on eGain's Strength in Web-Based, Multi-Channel Customer Communications; Adds Proven Knowledge Management Expertise and Global Reach

SUNNYVALE, Calif. (March 16, 2000) - eGain Communications Corp. (Nasdaq: EGAN) and Inference Corp. (Nasdaq: INFR), two companies at the forefront in customer relationship management (CRM) for the Internet Age, today announced a definitive agreement under which eGain will acquire Inference in exchange for common stock. The acquisition brings together eGain's strength in Web-based, multi-channel customer communications with Inference's powerful customer profiling and contact center support capabilities.

     The acquisition represents another important step in eGain's strategy to extend its leadership in building customer-centric interactive enterprises for Global 2000 and emerging dot.com businesses. As a result of the acquisition, eGain will more than double the size of its global sales, integration and development organization and customer base. It will also significantly expand its European business, and add critical new product and technology components to its powerful platform for customer communications and interaction.

     The merger, which will be accounted for as a purchase transaction, is valued at approximately $78.6 million based on the average closing price of eGain's common stock over the 20 trading days ending on March 15, 2000. Under the terms of the agreement, Inference shareholders will receive 0.1865 shares of eGain common stock for each share of Inference common stock. This exchange ratio is subject to adjustment if the average closing price of eGain's common stock is above or below specified ranges. Upon completion, Inference stockholders will own approximately 5.5 percent of eGain's fully diluted common stock. The merger is subject to Inference stockholder and government regulatory approvals and is expected to be completed within the next 90 days.

     "eGain and Inference address one the most vital markets in eBusiness-- creating the Web-based infrastructure for 21st Century customer-centric enterprises," said Ashutosh Roy, chairman and chief executive officer of eGain. "This merger will take our solution set and customers to the next level of customer interaction. By integrating Inference's knowledge management technologies with our entire product line-- including e-mail, live Web, telephone, voice-over IP and self-service solutions-- eGain can deliver a more relevant and rewarding experience at every touch point with the customer."

          According to International Data Corporation (IDC), the global customer call center service market will more than double by 2003, reaching an estimated $58.6 billion, including consulting, service and outsourcing. In addition, IDC estimates spending for e-support solutions will jump dramatically from under $2 billion in 1998 to over $14 billion in 2003. IDC defines e-support solutions as Internet-based tools and services that are designed to deliver customer care for any client, anywhere at anytime.

     "The Inference purchase propels eGain into the international marketplace and increases its e-services market share," said Donna Fluss, GartnerGroup analyst, Customer Service and Support Strategies.

     Known for its expertise in knowledge management technology to improve the performance of customer contact centers and Web-to-customer interactions, Inference helps more than 250 companies around the world deliver a more personalized, relevant and intimate customer facing experience through the sales, service and support lifecycle. eGain and Inference already have forged a strong technology and marketing partnership, which includes the integration and marketing of eGain Mail, the company's award-winning email management system, with Inference's k-Commerce Support product suite. The two companies have common customers around the world including AOL, Thomson Consumer Electronics (RCA.com), 3Com, Sykes, the Italian Post Office and the two largest Internet banks in the United Kingdom.

          "This is a market-driven winning combination. Many of our customers have experienced the strong value proposition of our combined solution set and, in fact, have asked for this merger," said Gunjan Sinha, president of eGain. "The union provides critical mass in employees and customers, and strengthens our distribution worldwide."

          "The combination of our two companies will help bring contact centers into the Internet Age," said Charles W. Jepson, president and CEO of Inference Corporation. "No other company brings together such a comprehensive suite of communication channel solutions with the proven ability to profile customers in real time. The result will be more effective customer communications, whether it's through an automated Web-based response or an assisted e-mail or telephone call center interaction."

     Keith Jenkins, senior vice president of member services, America Online, Inc., said, "We enjoy a positive working relationship with both Inference and eGain, and we're excited about the synergies that will result from their merger. This new combination of innovative companies will help provide a single focus as we continue to bring our more than 21 million members the best possible customer service and support."

     The combination of the two Bay area companies will create a global organization with sales and services in over 18 countries. eGain now serves 450 customers with over 500 employees, and has 30 sales offices, including over a dozen distributors.

About Inference Corporation

Inference Corporation (NASDAQ: INFR) is a leading provider of software and services that deliver personalized one-to-one sales, service and support over the Web. Its k-Commerce(TM) Sales e-merchandising software helps e-tailers know their Web visitors, anticipate their needs and target offers to turn lookers into buyers. In addition, k-Commerce(TM) Support Enterprise, the company's e-service and support product, guides customers to solutions through an easy exchange of questions and answers regardless of how they contact you. Both products ensure a highly personalized customer experience to build long-term customer relationships.

Headquartered in the San Francisco Bay Area, with international headquarters near London, England, Inference supports its customers from offices throughout North America and Europe through a global professional services organization. For further information, contact Inference at 415-893-7200, send an e-mail to info@inference.com or visit www.inference.com.

About eGain Communications Corp.

eGain (Nasdaq:EGAN) is a leading provider of integrated, multi-channel e-customer communications solutions. To help businesses deliver a superior customer experience and establish profitable, long-term customer relationships, eGain offers licensed and hosted applications for email management, interactive Web and voice collaboration, intelligent self-help agents, and proactive online marketing. Built using a Web-native architecture, the eGain platform provides robust scalability, global access, diverse integration, and rapid deployment. Based in Sunnyvale, California, with offices worldwide, eGain has over 200 customers, including AOL, CNBC, 3Com, Home Depot, Wallgreens, GTE, Real Networks and USWeb/CKS. For more information about eGain, please visit http://www.egain.com, or call the company's offices - US: (888) 603-4246,
London: +44 (0) 118 988 0266, Sydney: 612-8923-2661.

                                      ###

Cautionary Note Regarding Forward-looking Statements under the Private Securities Litigation Reform Act of 1995: Statements in this press release that involve eGain and Inference's expectations, hopes, plans, intentions, or strategies regarding the future are forward-looking statements based on current management expectations. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include but are not limited to: the possibility that the merger may not be consummated due to failure to obtain timely regulatory and shareholder approval or some other reason; the ability to integrate the two businesses successfully after the transaction is complete; and the ability of the combined business to compete successfully. For a more extensive list of those risks, we refer you to the risk factors listed on the proxy statement/prospectus to be filed with the SEC in connection with the merger.

                  Additional Information and Where to find It

eGain plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and eGain and Inference expect to mail a Proxy Statement/Prospectus to Inference stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about eGain, Inference, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the
-----------

Proxy Statement/Prospectus and these other documents may also be obtained from eGain by accessing the Investor Relations portion of eGain's website at www.egain.com or by sending a request to eGain Communications Corp.,
-------------
455 W. Maude Ave., Sunnyvale, CA 94086, attention: Investor Relations, telephone: 408-212-3400, or from Inference by accessing the Investor Relations portion of Inference's website at www.inference.com or by sending a written
                                  -----------------
request to Inference Corp., 100 Rowland Way, Novato, CA 94945, attention:
Investor Relations, telephone: 415-893-7200.


The Inference logo, k-Commerce and the k-Commerce logo are trademarks of Inference Corporation in the United States and other countries.

eGain, eGain Mail, eGain Live, eGain Voice, eGain Campaign, eGain Inform, eGain Assistant and eGain Hosted Network are trademarks of eGain Communications Corporation.

All other company names and products are trademarks or registered trademarks of their respective companies.


Media Contact:
Paula Contos Dunne
Neale-May & Partners
650-328-5555 x 113
408-229-7721 pager
pdunne@nealemay.com
-------------------

Investor Contact:
Michele LaGrone
FRB
415-296-2258
mlaqrone@FRB.BSMG.com
---------------------

Company Contacts:
Robin McDavid
eGain
408-212-3365
rmcdavid@egain.com
------------------

N. Nobby Akiha
Inference
415-893-7210
nobby.akiha@inference.com
-------------------------

                                                           FOR IMMEDIATE RELEASE




  eGain Releases Additional Information on its Definitive Agreement to Acquire
                             Inference Corporation


SUNNYVALE, Calif. (March 16, 2000) - eGain Communications Corp. (Nasdaq: EGAN) followed up its announcement earlier today of a definitive agreement to acquire
Inference Corp. (Nasdaq: INFR).   Under the terms of the agreement, Inference
shareholders will receive 0.1865 shares of eGain common stock for each share of Inference common stock. This exchange ratio is subject to a "collar" mechanism of 10% above and below $53.906, the 20 day average closing price for eGain's common stock as of March 15, 2000. The collar mechanism will be employed three days prior to closing of the proposed merger. At that time, in the event the 20 day average closing price for eGain's common stock exceeds $59.297, the exchange ratio will be lowered so that Inference shareholders will receive eGain shares totaling approximately $87 million in value. Similarly, in the event the 20 day average closing price for eGain's common stock is below $48.516, the exchange ratio will be increased so that Inference shareholders will receive eGain shares totaling approximately $71 million in value.

     Upon completion, assuming a $79 million value, Inference stockholders will own approximately 5.5 percent of eGain's fully diluted common stock. The merger is subject to Inference shareholder and government regulatory approvals and is expected to be completed within the next 90 days.

About Inference Corporation

Inference Corporation (NASDAQ: INFR) is a leading provider of software and services that deliver personalized one-to-one sales, service and support over the Web. Its k-Commerce(TM) Sales e-merchandising software helps e-tailers know their Web visitors, anticipate their needs and target offers to turn lookers into buyers. In addition, k-Commerce(TM) Support Enterprise, the company's e-service and support product, guides customers to solutions through an easy exchange of
                                              eGain to Acquire Inference, Page 2

questions and answers regardless of how they contact you. Both products ensure a highly personalized customer experience to build long-term customer relationships.

Headquartered in the San Francisco Bay Area, with international headquarters near London, England, Inference supports its customers from offices throughout North America and Europe through a global professional services organization. For further information, contact Inference at 415-893-7200, send an e-mail to info@inference.com or visit www.inference.com.

About eGain Communications Corp.

eGain (Nasdaq:EGAN) is a leading provider of integrated, multi-channel e-customer communications solutions. To help businesses deliver a superior customer experience and establish profitable, long-term customer relationships, eGain offers licensed and hosted applications for email management, interactive Web and voice collaboration, intelligent self-help agents, and proactive online marketing. Built using a Web-native architecture, the eGain platform provides robust scalability, global access, diverse integration, and rapid deployment. Based in Sunnyvale, California, with offices worldwide, eGain has over 200 customers, including AOL, CNBC, 3Com, Home Depot, Walgreen, GTE, Real Networks and USWeb/CKS. For more information about eGain, please visit http://www.egain.com, or call the company's offices - US: (888) 603-4246,
London: +44 (0) 118 988 0266, Sydney: 612-8923-2661.

                                      ###

Cautionary Note Regarding Forward-looking Statements under the Private Securities Litigation Reform Act of 1995: Statements in this press release that involve eGain and Inference's expectations, hopes, plans, intentions, or strategies regarding the future are forward-looking statements based on current management expectations. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include but are not limited to: the possibility that the merger may not be consummated due to failure to obtain timely regulatory and shareholder approval or some other reason; the ability to integrate the two businesses successfully after the transaction is complete; and the ability of the combined business to compete successfully. For a more extensive list of those risks, we refer you to the risk factors listed on the proxy statement/prospectus to be filed with the SEC in connection with the merger.


                  Additional Information and Where to find It

eGain plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and eGain and Inference expect to mail a Proxy Statement/Prospectus to Inference stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about eGain, Inference, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at

www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other
-----------
documents may also be obtained from eGain by accessing the Investor Relations portion of eGain's website at www.egain.com or by sending a request to eGain
                              -------------
Communications Corp., 455 W. Maude Ave., Sunnyvale, CA 94086, attention:

                                              eGain to Acquire Inference, Page 3

Investor Relations, telephone: 408-212-3400, or from Inference by accessing the Investor Relations portion of Inference's website at www.inference.com or by
                                                     -----------------
sending a written request to Inference Corp., 100 Rowland Way, Novato, CA 94945, attention: Investor Relations, telephone: 415-893-7200.


The Inference logo, k-Commerce and the k-Commerce logo are trademarks of Inference Corporation in the United States and other countries.

eGain, eGain Mail, eGain Live, eGain Voice, eGain Campaign, eGain Inform, eGain Assistant and eGain Hosted Network are trademarks of eGain Communications Corporation.

All other company names and products are trademarks or registered trademarks of their respective companies.


Media Contact:
Paula Contos Dunne
Neale-May & Partners
650-328-5555 x 113
408-229-7721 pager
pdunne@nealemay.com
-------------------

Investor Contact:
Michele LaGrone
FRB
415-296-2258
mlaqrone@FRB.BSMG.com
---------------------

Company Contacts:
Robin McDavid
eGain
408-212-3365
rmcdavid@egain.com
------------------

N. Nobby Akiha
Inference
415-893-7210
nobby.akiha@inference.com
-------------------------

THE FOLLOWING IS A SCRIPT OF A CONFERENCE CALL HOSTED BY EGAIN ON MARCH 16, 2000

Michelle:   Good morning ladies and gentlemen and thank you for joining us for
eGain's conference call regarding its agreement to acquire Inference.

By now you should each have received a copy of the corresponding press release. If you do not have a copy of the press release, please call Saul Salazar at the Financial Relations Board at (415) 986-1591 and we will get a copy to you as soon as possible.

Before we get to the substance, I would like to remind everyone listening to this call that this discussion contains predictions, estimates and other forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements on this call that involve eGain and Inference's expectations, hopes, plans, intentions, or strategies regarding the future are forward-looking statements based on current management expectations. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include but are not limited to: the possibility that the merger may not be consummated due to failure to obtain timely regulatory and shareholder approval or some other reason; the ability to integrate the two businesses successfully after the transaction is complete; and the ability of the combined business to compete successfully. For a more extensive list of those risks, we refer you to the risk factors listed on the proxy statement/prospectus to be filed with the SEC in connection with the merger.

With us today are Ashutosh Roy, Chairman and Chief Executive Officer of eGain, Gunjan Sinha, President of eGain Communications, Chuck Jepson, Chief Executive Officer of Inference. In addition, we have Harpreet Grewal, Chief Financial Officer of eGain, and Phil Ranger, Chief Financial Officer of Inference.

To begin management's discussion, I would now like to introduce Ashu Roy, Chairman and Chief Executive Officer of eGain.


Ashu Roy:  Thank you Michelle.

Welcome.

We are here to announce that eGain Communications has signed a definitive agreement to acquire Inference Corporation. The acquisition, valued at approximately $78.6 million, brings together two of the leading companies in the growing customer communications and knowledge management markets.

The combination of eGain, a leading provider, of integrated multi-channel e-customer communications solutions, and Inference, a leading provider, of personalized, one-to-one sales, service and support solutions, creates the premier provider of INTELLIGENT CUSTOMER COMMUNICATION solutions.

The rationale for this acquisition on the part of eGain is compelling.

First, the combination of eGain's integrated multi-channel communication platform with Inference's knowledge management solution creates the most robust 100 % Web Native customer communication solution in the market. eGain will provide the technology that will let companies DELIVER their customer communications, no matter the channel of communication, while Inference will provide the technology to efficiently and effectively determine WHAT to say. This combination has already delivered a competitive advantage to our Global 2000 customers.

Second, the acquisition provides eGain with global critical mass. The combined entity will have over 450 customers, serviced by more than 500 employees working out of 30 sales offices in 18 countries.

Third, the acquisition reflects our response to the needs of our customers. The genesis of the acquisition stems from listening to the needs and desires of each of our respective customers. Repeatedly, eGain's customers commented on their desire to integrate our eCommerce Customer Communication Platform with knowledge management capabilities that would allow them to interact with customers in a more robust and personalized manner. Responding to these market demands, eGain and Inference have worked together in meeting the needs of 9 Global 2000 customers in just the last 2 quarters; including AOL, Egg, RCA, Lloyds, Sykes, 3Com, and the Italian Post Office. During this time, we have integrated our products with Inference's and trained Inference sales people to sell our products. This acquisition represents the culmination of our two companies successfully working together to better meet the demands of Global 2000 customers.

Upon completion of this acquisition, we look forward to providing our customers with intelligent integrated solutions for customer communication. The combination of Inference with eGain will consolidate eGain's position as the premier provider of eCommerce Customer Communication solutions.

At this point, I would like to introduce Chuck Jepson, CEO of Inference.

Thank you Ashu.

Let me begin by noting that I believe the rationale for this combination is indeed compelling. As we listened to our customers, one of the key commonalties of their feedback was their desire to leverage our best in class knowledge management solutions with a customer communication platform. Our customer's desire led our two companies to work closely together the last 2 quarters. During this time, the two companies have had the opportunity to get to know one another, integrate our respective products, define a compelling business proposition for our respective companies, and craft a joint sales and marketing strategy. The success of our partnership and the response of our customers to our efforts, coupled with a common vision of our two companies, have led us to this point.

Since many of you might not be familiar with Inference, I want to take a moment to briefly describe what we do. The last two years have been a period of transformation for the company. We have brought to bear a renewed focus on our core competencies, rearchitectured our products and platform, and set the foundation to grow our presence in the market. Today, Inference is the technology leader, and leading provider, of intelligent and Internet-based sales and support solutions for eCommerce companies. Use of knowledge-based systems allows Inference to deliver personalized one-to-one sales and support over the Web. Inference's knowledge management systems are designed to scale from simple intelligence needs to complex intelligence and global applications.

Inference has two main products - the K-Commerce Support Enterprise product, which is a knowledge base for a company's customer service agents and customers, and the K-Commerce Sales product, which is a knowledge base for real-time on-line personalized sales response and management. Both of these products will be integrated with eGain's Commerce 2000 Platform.

Let me conclude by noting that the combination of eGain and Inference is an important milestone in the evolution of each company. By combining Inference's core competencies in enterprise-ready customer knowledge management and customer profile-based personalization WITH eGain's core competencies in managing different customer channels of communications, we will provide our customers with intelligent integrated solutions for customer communication.

At this point I would like to introduce Gunjan Sinha, President of eGain.

Thank you Chuck.

As Chuck noted, the acquisition of Inference is truly a milestone event in the evolution of eGain. The combined company will have a far stronger product offering and further differentiate itself from our competition. We will have more feet on the street selling our integrated solution, significantly increase our international presence, and secure a critical mass of customers. In addition, we will dramatically enhance opportunities to up-sell and cross-sell to the combined customer base.

The management team from Inference is equally excited about the robust product solutions and unique competitive position afforded the combined companies. The Inference management team is committed to our joint mission to develop and deliver the leading technology for an integrated solution to our customers. The majority of the Inference executive management team is committing to sign on-going employment contracts at the close and we expect the vast majority of Inference employees to become part of the combined company.

Importantly, the combination of the two operations helps create critical mass for eGain on numerous fronts.

*  The combined entity will have over 500 employees.
*  eGain and Inference together have over 450 customers today.
* eGain sales coverage model will expand dramatically with the addition of 28 quota carrying sales reps. Taken together, eGain will have a total of 55 quota carrying sales reps.
* eGain's international presence will increase dramatically. eGain will have almost 70 employees working in 18 countries upon the completion of the acquisition.

The advantages of a combined entity make for a compelling rationale. We will have the most integrated intelligent customer communication platform, with over 450 customers, supported by 500 employees in 30 sales offices, working in 18 countries, and over 55 quota carrying sales reps.

I would like to turn the call over to Ashu at this point.

Thank you Gunjan.

Let me spend a few moments outlining the terms of the transaction.

The merger, which will be accounted for as a purchase transaction, is valued at approximately $78.6 million based on the average closing price of eGain's common stock over the 20 trading days ending on March 15th. Under terms of the agreement, Inference shareholders will receive approximately 0.1865 shares of common stock for each share of Inference common stock. Upon completion, Inference shareholders will own approximately 5.5 million percent of eGain's fully diluted common stock. The merger is subject to Inference shareholder and government regulatory approvals and is expected to be completed within the next 90 days.

With Inference having recorded almost $23 million in revenue in its fiscal year ended January 31, we expect the acquisition to have a positive impact on our revenue forecasts. We will provide further guidance as to the short and long-term financial impact of the acquisition on eGain at a later time.

SUMMARY

The decision to acquire Inference is based on listening to our customers, recognizing the power of the combined competencies, and acting on the opportunity to increase market penetration. The resulting company will be a powerful combination of technology leaders, and result in the leading provider of integrated intelligent customer communication solutions for Global 2000 companies.

With this acquisition, eGain continues to execute to its name. By creating integrated INTELLIGENT CUSTOMER COMMUNICATION SOLUTIONS we are enabling our customers to GAIN customers and SUSTAIN relationships.

That concludes the formal part of our presentation. We would now like to open the line for questions.

================================================================================
After the Q & A is completed, not more than an hour after the beginning of the conference call, Ashu makes a closing comment.

Ashu: Thank you again for joining us today. We look forward to talking with you soon.

End
================================================================================